
October 3, 2017

James Martin
Chief Financial Officer
Cocrystal Pharma, Inc.
1860 Montreal Road
Tucker, GA 30084

       Re: Cocrystal Pharma, Inc.
            Registration Statement on Form S-3
            Filed September 26, 2017
            File No. 333-220632

Dear Mr. Martin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Exhibits

1.   We note that the legality opinion filed as Exhibit 5.1 states that the warrants and units will be "validly issued, fully paid and non-assessable." Please file a revised legality opinion that opines that the warrants and units are binding obligations of the registrant under the law of the jurisdiction governing the respective securities. For guidance, refer to Sections II.B.1.f and II.B.1.h of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or Suzanne Hayes at (202) 551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael D. Harris, Esq.